SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 6)1
Papa John’s International, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01
(Title of Class of Securities)
698813102
(CUSIP Number)
CHRISTOPHER S. KIPER LEGION PARTNERS ASSET MANAGEMENT, LLC 9401 Wilshire Blvd, Suite 705, Beverly Hills, CA 90212 (424) 253-1773	APRIL WILCOX CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM 100 Waterfront Place, MS 04, West Sacramento, CA 95605 (916) 414-7551

CHRISTOPHER P. DAVIS, ESQ.
KLEINBERG, KAPLAN, WOLFF & COHEN, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 18, 2019
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698813102

1	NAME OF REPORTING PERSONS Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ⌧ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 698813102
1	NAME OF REPORTING PERSONS Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ⌧ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 698813102

1	NAME OF REPORTING PERSONS Legion Partners Special Opportunities, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ⌧ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 698813102
1	NAME OF REPORTING PERSONS Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ⌧ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 698813102
1	NAME OF REPORTING PERSONS Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ⌧ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 698813102
1	NAME OF REPORTING PERSONS Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ⌧ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 698813102
1	NAME OF REPORTING PERSONS Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ⌧ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 698813102
1	NAME OF REPORTING PERSONS Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ⌧ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 698813102

1	NAME OF REPORTING PERSONS California State Teachers’ Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ⌧ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,463
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,463
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (the “Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.
Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated in its entirety as follows:
The aggregate percentage of securities reported owned by each person named herein is based upon 31,785,294 shares of Common Stock outstanding as of August 28, 2019, as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on August 30, 2019.
A.            Legion Partners I
(a)	As of the close of business on October 22, 2019, Legion Partners I beneficially owned 0 Shares.
Percentage: Approximately 0.0%
(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 0
(c)	The transactions in the securities of the Issuer by Legion Partners I since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on October 22, 2019, Legion Partners II beneficially owned 0 Shares.
Percentage: 0.0%
(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Legion Partners II since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners Special I
(a)	As of the close of business on October 22, 2019, Legion Partners Special I beneficially owned 0 Shares.
Percentage: 0.0%
(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 0
(c)            The transactions in the securities of the Issuer by Legion Partners Special I since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Legion LLC
(a)
As of the close of business on October 22, 2019, Legion LLC, as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special I, may be deemed the beneficial owner of 0 Shares.

Percentage: Approximately 0.0%
(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 0
(c)
Legion LLC has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special I since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Legion Partners Asset Management

(a)
As of the close of business on October 22, 2019, Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special I, may also be deemed the beneficial owner of 0 Shares.

Percentage: Approximately 0.0%
(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 0
(c)
Legion Partners Asset Management has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special I since the filing of Amendment No. 5 to the Schedule 13D set forth in Schedule A and are incorporated herein by reference.

F.	Legion Partners Holdings
(a)	As of the close of business on October 22, 2019, Legion Partners Holdings beneficially owned 100 Shares.
Percentage: Approximately Less than 1%
(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 100
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 100
(c)
Legion Partners Holdings has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special I since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Kiper and White
(a)
As of the close of business on October 22, 2019, each of Messrs. Kiper and White, as a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the 100 Shares beneficially owned by Legion Partners Holdings.

Percentage: Approximately Less than 1%
(b)	1.	Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 100
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 100
(c)
Neither Mr. Kiper nor Mr. White has entered into any transactions in the securities of the Issuer since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special I since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	CalSTRS
(a)	As of the close of business on October 22, 2019, CalSTRS beneficially owned 34,463 Shares.
Percentage: Less than 1%
(b)	1.	Sole power to vote or direct vote: 34,463
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 34,463
4.	Shared power to dispose or direct the disposition: 0
(c)	CalSTRS has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 5 to the Schedule 13D.

Item 5(e) is hereby amended and restated in its entirety as follows:
Effective as of October 18, 2019, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock based upon the number of shares of Common Stock outstanding as reported in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission on August 30, 2019.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  October 22, 2019
Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
Name: Christopher S. Kiper
Title: Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
Name: Christopher S. Kiper
Title: Managing Director

Legion Partners Special Opportunities, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
Name: Christopher S. Kiper
Title: Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
Name: Christopher S. Kiper
Title: Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
Name: Christopher S. Kiper
Title: Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
Name: Christopher S. Kiper
Title: Managing Director

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

CALIFORNIA STATE TEACHER’S RETIREMENT SYSTEM

By:	/s/ April Wilcox
Name: April Wilcox
Title: Director of Investment Operations

SCHEDULE A
Transactions in the Securities of the Issuer
Since the Filing of Amendment No. 5 to the Schedule 13D
Nature of Transaction	Date of Purchase	Amount of Securities Purchased/(Sold)	Price Per Security ($)

LEGION PARTNERS, L.P. I

Sale of Common Stock	10/07/2019	(60)	$54.1846
Sale of Common Stock [1]	10/07/2019	(9,700)	$50.0000
Sale of Common Stock [1]	10/17/2019	(28,700)	$50.0000
Sale of Common Stock [1]	10/18/2019	(133,400)	$50.0000
Sale of Common Stock [1]	10/18/2019	(331,300)	$52.5000
Sale of Common Stock [1]	10/18/2019	(377,500)	$53.5000

1 Represents Assignment or Exercise of American-style call options sold short in the over-the-counter market with an expiration date of October 18, 2019.

LEGION PARTNERS, L.P. II

Sale of Common Stock	10/07/2019	(81)	$54.1846
Sale of Common Stock [1]	10/17/2019	(8,300)	$50.0000
Sale of Common Stock [1]	10/18/2019	(16,100)	$52.5000
Sale of Common Stock [1]	10/18/2019	(18,300)	$53.5000

1 Represents Assignment or Exercise of American-style call options sold short in the over-the-counter market with an expiration date of October 18, 2019.

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. I

Sale of Common Stock	10/07/2019	(45)	$54.1846
Sale of Common Stock [1]	10/17/2019	(45,400)	$50.0000
Sale of Common Stock [1]	10/18/2019	(111,200)	$50.0000
Sale of Common Stock [1]	10/18/2019	(301,800)	$52.5000
Sale of Common Stock [1]	10/18/2019	(344,100)	$53.5000

1 Represents Assignment or Exercise of American-style call options sold short in the over-the-counter market with an expiration date of October 18, 2019.